EXHIBIT 99.4

PRESS RELEASE

TotalEnergies and Plastic Omnium Sign a Strategic Partnership to Accelerate Development of Recycled Plastic Materials in the Automotive Industry

Paris, December 8, 2021 – TotalEnergies and Plastic Omnium have signed a strategic partnership that will see them join forces to design and develop new plastic materials, made from recycled polypropylene, which meet the demanding aesthetic and safety standards that apply to the automotive industry.

TotalEnergies and Plastic Omnium will pool their innovation and engineering skills to design new types of recycled materials that offer enhanced performance and are better for the environment while providing deliverable responses to the challenges raised by end-of-life plastics. These new materials, containing 20% to 100% recycled materials sourced from industrial and domestic waste streams, have a CO2 impact as much as six times lower than using virgin materials.

The use of plastics in automotive bodywork plays a key role in cutting the automotive industry’s carbon emissions. They make it easier to improve aerodynamic performance and reduce the overall weight of vehicles, helping in turn to cut the amount of fuel used by internal combustion vehicles and increase the autonomy of electric vehicles.

Valérie Goff, Senior Vice President, Polymers at TotalEnergies says: “This partnership with Plastic Omnium is a great example of collaboration and innovation to develop ever-higher and environmentally friendly recycled plastic materials that help our OEM and vehicle manufacturer customers to reduce their carbon footprints. This project will also contribute to addressing the challenge of the circular economy and to our ambition of producing 30% recycled and renewable polymers by 2030.”

Stéphane Noël, President and CEO of Plastic Omnium Intelligent Exterior Systems, adds: “Recycling plastic materials is a challenge to us as manufacturers, and a vital issue for our planet. This exciting partnership paves the way to providing responses that are better integrated and more environmentally friendly, reflecting our customers’ and suppliers’ carbon neutrality goals. This is absolutely central to a strategic partnership that seeks to support the far-reaching transformation the industry is currently undergoing.”

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Plastic Omnium

Plastic Omnium has supported change in the automotive industry for the past 75 years. As the transformation toward sustainable mobility accelerates, Plastic Omnium is leveraging its entrepreneurial spirit and innovation-led culture to design and produce complex and interactive body systems as well as systems for emission reduction and energy storage. Sustained investments in hydrogen since 2015 have developed a comprehensive range of hydrogen storage vessels, fuel cells and systems. These assets and innovations position Plastic Omnium as a partner of choice for every stakeholder in clean mobility.

With revenue of €7.7 billion in 2020, a global network of 135 plants and 25 R&D centers located close to its customers, the 31,000 women and men of Plastic Omnium are committed to meeting the challenges of net-zero mobility.

Plastic Omnium is listed on Euronext Paris, compartment A, is eligible for the Deferred Settlement Service (SRD) and is part of the SBF 120 and CAC Mid 60 indices (ISIN code: FR0000124570). www.plasticomnium.com

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

Plastic Omnium Contacts

Media Relations: Myriam Malak myriam.malak@plasticomnium.com

Investor relations: Kathleen Wantz-O’Rourke investor.relations@plasticomnium.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).